

April 8, 2021

Milton Childress
Chief Financial Officer
ENPRO INDUSTRIES, INC
5605 Carnegie Boulevard
Suite 500
Charlotte, NC 28209

> **Re: ENPRO INDUSTRIES, INC**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-31225**

Dear Mr. Childress :

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis
Results of Operations, page 30

1.　We note your presentation of Total Adjusted Segment EBITDA and Total Segment Profit in the table on page 28 and 30, respectively. Please be advised that the presentation of total segment profit or loss measure in any context other than ASC 280 required reconciliation in the footnote would be considered a presentation of a non-GAAP financial measure. In this regard, please comply with the disclosure requirements outlined in Item 10(e)(1)(i) of Regulation S-K with respect to Total Adjusted Segment EBITDA and Total Segment Profit. Further, your presentation of Total Adjusted Segment EBITDA in the table on page 30, including the reconciliation of Adjusted Segment EBITDA to income from continuing operation before income taxes, should be revised to present the most directly comparable GAAP measure with equal or greater prominence. Refer to Questions

102.10 and 104.04 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP Financial Measures.

<u>Reconciliation of Non-GAAP Financial Measures to the Comparable GAAP Measures</u>
<u>Reconciliation of Segment Profit to Adjusted Segment EBITDA, page 49</u>

2.   Please explain why you have provided a reconciliation of Segment Profit to Adjusted Segment EBITDA. Both Segment Profit and Adjusted Segment EBITDA appear to be Non-GAAP financial measures. Please revise accordingly.

<u>Reconciliation of Net Income Attributable to EnPro Industries, Inc. to Adjusted EBITDA, page 50</u>

3.   We note in your reconciliation of Net Income Attributable to EnPro Industries, Inc. to Adjusted EBITDA, you arrive at a subtotal labeled EBITDA. The adjustments used to arrive at EBITDA include items other than interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA and should be distinguished. Additionally, we were unable to find the required disclosures in accordance with Item 10(e)(1)(i)(c)-(d) of Regulation S-K relating this non-GAAP measure. Please revise accordingly.

<u>Notes to the Consolidated Financial Statements</u>
<u>10. Business Segment Information, page 104</u>

4.   We note from your disclosures provided elsewhere in the filing that in connection with realigning your reportable segments you determined the primary metric used by management to allocate resources and assess segment performance had shifted from segment profit to adjusted segment EBITDA. Please tell us if segment profit is provided to your chief operating decision maker ("CODM") and if it continues to be used by your CODM as a measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. In this regard, we note from your segment footnote you have included disclosures surrounding segment profit and it is also presented in the reconciliation of adjusted segment EBITDA to income (loss) from continuing operations before income taxes. In addition, we note on page 49 that segment profit has been provided on a segment basis. If segment profit continues to be used by your CODM as a measure of segment profit or loss, please tell us your consideration of ASC 280-10-50-28. If not, please explain the presentation of this measure in the segment footnote or remove it as the measure would be considered non-GAAP. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Robert McLean